EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions of dollars)

	Six Months Ended	FISCAL YEAR
	July 2, 2016	2015	2014	2013	2012	2011
EARNINGS
Earnings before income taxes and noncontrolling interest	$406	$928	$1,068	$784	$1,005	$1,019
Plus fixed charges:
Interest expense (1)	80	103	85	81	73	70
Rent interest factor (2)	8	15	17	12	15	15
TOTAL FIXED CHARGES	88	118	102	93	88	85
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$494	$1,046	$1,170	$877	$1,093	$1,104
RATIO OF EARNINGS TO FIXED CHARGES	5.6	8.9	11.5	9.4	12.4	13.0

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs but excludes interest on liabilities for uncertain tax positions.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.